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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members and membership interest holders on October 10, 2000 and is currently available on the CBOT's intranet sites, MemberNet and Tradetalk.

October 10, 2000

Dear Fellow Member:

On Thursday, October 12, you will be asked to cast your vote on reduction in size of the Chicago Board of Trade's Board of Directors and Nominating Committee. Your Board of Directors overwhelmingly approved this proposal on September 19, 2000, and the implementation of this reduction rests on a final approval by membership vote. With your approval, this action will reduce the size of the Board from 25 regular voting members to 16, and will reduce the Nominating Committee from seven members to five.

The reduction of both the CBOT's Board and Nominating Committee is a logical next step in our restructuring strategy. It will establish a more streamlined and effective corporate governance structure for our Exchange. In addition to providing the CBOT with considerably more agility and efficiency, a smaller Board and Nominating Committee will properly ready our organization for the process of demutualization.

Upon approval, this action will eliminate the election process for seven member Directors whose terms expire at the end of this year. These Director positions include: Second Vice Chairman, five Full Member seats, and one Associate Member seat. In addition, the seat vacated by former Director Riechers (term expiring December 2001) would not be filled by election.

In order to maintain the CFTC requirement that at least 20% of the regular voting members of the Board be non-members, we will fill only one of the two non-member vacancies that will open at the end of December. According to existing procedure, this non-member seat will be filled through nomination by the Nominating Committee, and approval by the Board. Elections will not be held to replace the two Nominating Committee members whose terms expire at the end of 2000.

As a result of this Board of Directors and Nominating Committee reduction, the only election to be held in December 2000 will be for the office of the Chairman.

I urge you to vote for the reduction of the CBOT's Board of Directors and Nominating Committee. Your approval of this action will bring us closer to demutualization and station our exchange to operate deftly as the trading industry continues to evolve.

Sincerely,

/s/ David P. Brennan

David P. Brennan


The CBOT(R) urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT(R) restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT(R) has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT(R) members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT(R) at the Commission's web site at www. sec.gov, or from the CBOT(R) by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone:
(312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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